United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Mr. John Reynolds
       Ms. Susann Reilly

       RE:  Fona, Inc.
            Form 10
            Filed September 23, 2010
            File No.: 0-54129

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the Staff's letter dated October 20, 2010, regarding the Form 10 filed by Fona, Inc. (the "Company"). Please be advised that while the Company is currently working on its response, additional time is required. We expect to complete the revisions with our responses on or around Monday, November 15, 2010.

Very truly yours,

Fona, Inc.

By:  /s/ Chloe M DiVita
     -----------------------
     Chloe M DiVita
     Chief Financial Officer